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Mr. David Link

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Verso Paper Corp.
Registration Statement on Form S-1
Filed December 20, 2007
(File No. 333-148201)

Dear Mr. Link:

On behalf of our client, Verso Paper Corp. (the “Registrant”), we are responding to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 23, 2008, with respect to Amendment No. 2 to the Registrant’s above-referenced Registration Statement on Form S-1 filed with the Commission on April 2, 2008 (“Amendment No. 2”). Earlier today, the Registrant filed via EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”) revised to reflect changes prompted by your comments. Amendment No. 3 contains the various revisions described below. For your convenience, we are delivering a courtesy package, which includes five copies of Amendment No. 3, three of which have been marked to show changes as compared to Amendment No. 2, and a separate correspondence file containing the information from third party sources that substantiate various updated statements in the Registration Statement.

The Staff’s comments are set forth below in bold, followed by the Registrant’s responses to each comment.

General

1.	We reissue comment 2 of our letter dated March 15, 2008. Revise to complete all materials terms of this offering and fill all blank spaces throughout the registration statement except for pricing information. As previously noted, we may have further comment.

Response:   Amendment No. 3 has been revised in response to the Staff’s comment.

April 25, 2008

Cover page

2.	Revise to disclose the number of securities being registered throughout the prospectus.

Response:  Amendment No. 3 has been revised in response to the Staff’s comment.

Use of Proceeds, page 26

3.	Revise provide the information regarding the company’s use of proceeds.

Response:  Amendment No. 3 has been revised in response to the Staff’s comment. Please see page 28.

4.	We note your statement that “The amounts actually expended for these purposes may vary significantly and will depend on a number of factors, including the amount of cash we generate from future operations, the actual expenses of operating our business, opportunities that may be or become available to us. . . .” You may change the use of proceeds provided such reservation is due to certain contingencies that are specifically discussed and the alternatives to such use are indicated.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 3 to remove the referenced sentence. The Registrant has also revised the disclosure to include additional detail as to the use of proceeds from the offering and the priority of their application. Please see page 28.

Dividend Policy, page 26

5.	Please complete information regarding the company’s anticipated future dividend distributions.

Response:  Amendment No. 3 has been revised in response to the Staff’s comment. Please see page 29.

Management, page 65

6.	We note your response to comment 19. Please revise to complete the information regarding the company’s committees.

Response:  Amendment No. 3 has been revised in response to the Staff’s comment. Please see page 72.

Board structure and compensation, page 69

7.	Provide the information regarding director compensation.

Response:  Amendment No. 3 has been revised in response to the Staff’s comment. Please see page 73.

April 25, 2008

Compensation Discussion and Analysis, page 70

8.	We note your response to comment 21 of our letter March 15, 2008 which indicates that the disclosure has been revised in response to our comment. As noted in our comment 47 of our letter dated January 20, 2008, we requested a quantitative discussion of all of the terms of the necessary targets to be achieved for your named executive officers to earn their incentive bonuses. We note that Adjusted EBITDA, Working Capital, R-GAP Reduction, and margin quality improvement were used to determine executive incentive bonuses. Revise to disclose the specific performance targets used to determine incentive amounts or provide a detailed supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Specifically include the performance achieved by the company with respect to these performance measures.

Response:  Amendment No. 3 has been revised in response to the Staff’s comments. Please see pages 75 and 76. The actual amount of each of the performance targets in each of the four specific measures used in the VIP bonus calculation has been included in the disclosure on page 75 in Amendment No. 3. The registrant has added information specifying how 2007 performance measured against each of those target measures.

9.	We note your statement that “[f]or 2007, our actual results with respect to the four performance measures corresponded to a funding level of approximately 20% for the bonus pool, which our compensation committee adjusted to a funding level of approximately 40% to take into account unanticipated changes in sales volumes and sales price.” Please address how the unanticipated changes in sales volumes and sales prices lead the compensation committee to adjust the funding level to 40%.

Response:  Amendment No. 3 has been revised to respond to this comment. The following disclosure was added to page 76: “Based solely upon 2007 financial performance, as measured against the specified performance measures, the VIP bonus plan would have called for funding the VIP bonus pool at 20% of the maximum bonus pool amount. However, the compensation committee of our board of directors determined that management’s performance during 2007 merited a special one-time increase to 40% of the maximum pool. In particular, the compensation committee believed that an extraordinary non-recurring adjustment was appropriate in light of the special circumstances in 2007: (a) the performance measures in 2007 were not entirely indicative of the true potential of the Company because the Company was still transitioning from operating as a subsidiary of International Paper to an independent operating company and (b) management’s successful efforts to limit increases in unit costs of sales despite increasing raw material and commodity costs and management’s success in increasing sales volume despite a slight decline in average market prices. Since the compensation committee does not expect to make similar adjustments in future VIP bonus pools, the Company does not believe that it is likely that such adjustments will recur in the future.”

April 25, 2008

10.	Please revise to address how the long-term equity-based compensation program amounts were determined for 2007.

Response:  Amendment No. 3 has been revised in response to the Staff’s comment to include on page 77 a discussion as to how the long-term equity-based compensation program amounts were determined and the fair value of the long-term equity-based compensation program amounts as reflected in footnote 11 of the financial statements, together with the assumptions used in the Black-Scholes option pricing model used to derive such fair values.

Principal Stockholders, page 83

11.	Please revise to complete the beneficial ownership table.

Response:  Amendment No. 3 has been revised in response to the Staff’s comment. Please see page 87.

Certain Relationships and Related Party Transactions, page 86

12.	We have reviewed your response to comment 25 of our letter dated March 15, 2008, we, however, reissue it in part. Please summarize the material terms of the fee arrangements between Verso Paper and Apollo for its services as “a financial advisor or investment banker for any merger, acquisition, disposition, financing, or the like . . . .” For example, Section 6 of the Management and Transaction Fee Agreement, Exhibit 10.4 of this registration statement, refers to a 1% transaction fee. Also, please clarify if Apollo will be compensated even if they are unable to come to a mutually agreeable arrangement with Verso Paper.

Response:  Amendment No. 3 has been revised in response to the Staff’s comment. Please see page 90.

Underwriting, page 95

13.	Please revise to complete the appropriate blank spaces in this section.

Response:  Amendment No. 3 has been revised in response to the Staff’s comment. Please see page 100.

14.	Please describe the “certain other transfers and dispositions” that can be made prior to the end of the lock-up period.

Response:  Amendment No. 3 has been revised in response to the Staff’s comment. Please see page 102.

April 25, 2008

Financial Statements

Combined Balance Sheets, page F-3

15.	Please tell us why you have a blackline separating the balance sheet of December 31, 2007 from that of December 31, 2006. We typically see blacklines used when separating predecessor and successor periods.

Response:  Amendment No. 3 has been revised in response to the Staff’s comment. Please see page F-4.

Part II

Item 16, Exhibits and Financial State Schedules, page II-2

16.	Please submit all remaining exhibits with your next amendment. We may have further comment.

Response:  Amendment No. 3 has been updated in response to the Staff’s comment. The only remaining exhibit to be filed is the form of underwriting agreement, which is in the process of being finalized. The Registrant expects to file the agreement shortly and, in any event, well in advance of the Registrant’s request for effectiveness in order to provide the Staff with adequate time to review the exhibit.

April 25, 2008

We hope the foregoing answers are responsive to your comments and look forward to resolving any outstanding issues as quickly as possible. If you have any questions in connection with our responses to your comments, please feel free to call John Huber at (202) 637-2242 or myself at (212) 906-1894.

Best regards,

/s/ Ian D. Schuman

Ian D. Schuman

of LATHAM & WATKINS LLP

Enclosures

cc:	Robert Mundy

Peter Kesser

John Huber

Raymond Lin

Dennis Lamont

Nathan Ajiashvili